

Mail Stop 3233

April 20, 2018

Via E-mail
Gregory Bankston, Managing Member
UC Asset LP
2299 Perimeter Park Drive
Suite 120
Atlanta, GA 30341

> **Re:** **UC Asset LP**
> **Amendment No. 1 to Offering Statement on Form 1-A**
> **Filed March 27, 2018**
> **File No. 024-10802**

Dear Mr. Bankston:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 7, 2018 letter.

General

1.   We note your response to comment 1. In your response, you indicate that you have provided a link on your website to your Form 1-A. We were not able to locate this link. Please advise.

Plan of Distribution, page 9

2.   We note your disclosure that you will hire individuals in China to assist in selling to investors and that you intend for these individuals to comply with the exemption under Rule 3a4-1 under the Securities Exchange Act of 1934. Please clarify whether these

individuals will receive remuneration or commissions directly or indirectly in connection with selling these securities.

<u>Index to Financial Statements, page F-1</u>

3.   Please update your financial statements in accordance with paragraph (b) of Part F/S in Form 1-A.

You may contact Isaac Esquivel at (202)551-3395 or Kevin Woody, Accounting Branch Chief, at (202)551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202)551-3585 or me at (202)551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Special Counsel

cc: David T. Mittelman, Esq. (*via e-mail*)